

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2024

Brian Mitts
Chief Financial Officer, Executive VP - Finance and Treasurer
NexPoint Diversified Real Estate Trust
300 Crescent Court, Suite 700
Dallas, TX 75201

> **Re: NexPoint Diversified Real Estate Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-32921**

Dear Brian Mitts:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Justin Reinus